WF&G DRAFT 11/19/07

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934 (Amendment No. 1)


                         Wheeling-Pittsburgh Corporation
     ---------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, par value $0.01
     ---------------------------------------------------------------------
                         (Title of Class of Securities)

                                    963142302
     ---------------------------------------------------------------------
                                 (CUSIP Number)

                             Peter A. Nussbaum, Esq.
                          S.A.C. Capital Advisors, LLC
                             72 Cummings Point Road
                               Stamford, CT 06902
                                 (203) 890-2000
     ---------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)



                                November 15, 2007
     ---------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------------                              -----------------
CUSIP No. 963142302                                            Page 2 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Management, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    994,553
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                994,553
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            994,553
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

---------------------------------                              -----------------
CUSIP No. 963142302                                            Page 3 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Sigma Capital Associates, LLC
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Anguilla, British West Indies
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    994,553
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                994,553
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            994,553
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            00
----------- --------------------------------------------------------------------

---------------------------------                              -----------------
CUSIP No. 963142302                                            Page 4 of 9 Pages
---------------------------------                              -----------------
----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Steven A. Cohen
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS

            AF
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    994,553
OWNED BY              --------- ------------------------------------------------
EACH                     9      SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH                     0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                994,553
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            994,553
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (SEE INSTRUCTIONS)                                     [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.5%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

            IN
----------- --------------------------------------------------------------------

Pursuant to Rule 13d-2 promulgated under the Act, this Schedule 13D/A (this "Amendment No. 1") amends the Schedule 13D filed on October 22, 2007 (the "Original Schedule 13D" and, together with this Amendment No. 1, are collectively referred to herein as the "Schedule 13D"). This Amendment No. 1 relates to the common stock, $0.01 par value per share, of Wheeling-Pittsburgh Corporation, a Delaware corporation (the "Issuer"). Unless the context otherwise requires, references herein to the "Common Stock" are to such common stock of the Issuer. Capitalized terms used but not defined herein shall have the meaning given to them in the original Schedule 13D.

Item 2.        Identity and Background

Item 2 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) This statement is filed by:

          (i) Sigma Capital Management, LLC ("Sigma Capital Management") with respect to shares of Common Stock directly beneficially owned by Sigma Capital Associates, LLC ("Sigma Capital Associates");

          (ii) Sigma Capital Associates with respect to shares of Common Stock directly beneficially owned by Sigma Capital Associates; and

          (iii) Steven A. Cohen with respect to shares of Common Stock beneficially owned by Sigma Capital Management and Sigma Capital Associates.

     Sigma Capital Management, Sigma Capital Associates and Mr. Cohen (collectively, the "Reporting Persons") expressly disclaim beneficial ownership of securities directly beneficially owned by any person or entity other than, to the extent of any pecuniary interest therein, the various accounts under the Reporting Persons' management and control.

     (b) The address of the principal business office of (i) Mr. Cohen is 72 Cummings Point Road, Stamford, Connecticut 06902, (ii) Sigma Capital Management is 540 Madison Avenue, New York, New York 10022, and (iii) Sigma Capital Associates is P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies.

     (c) The principal business of Sigma Capital Associates is to serve as a private investment limited liability company. The principal business of Sigma Capital Management is to serve as investment manager to Sigma Capital Associates. The principal business of Mr. Cohen is to serve as a principal of S.A.C. Capital Advisors, LLC, located at his address set forth above, and other affiliated entities.

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Sigma Capital Management is a Delaware limited liability company. Sigma Capital Associates is an Anguillan limited liability company. Mr. Cohen is a United States Citizen.

Item 3.        Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is hereby amended and restated in its entirety as follows:

     The Reporting Persons expended an aggregate of approximately $18,222,465 of its investment capital to purchase the 994,553 shares of Common Stock. Such transactions were effected in open market purchases and acquired in the ordinary course of business and are held by Sigma Capital Associates in a commingled margin account, maintained at Goldman Sachs & Co., which may extend margin credit to the Reporting Persons as and when required to open or carry positions in the margin account, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin account are pledged as collateral security for the repayment of debit balances in the account. The margin account may from time to time have debit balances. Since other securities are held in the margin account, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock reported herein.

Item 5.        Interest in Securities of the Issuer.

Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

     (a) As of the close of business on November 16, 2007, the Reporting Persons beneficially own an aggregate of 994,553 shares of Common Stock, representing approximately 6.5% of the shares of Common Stock outstanding. The percentages used herein are based upon 15,371,178 shares of Common Stock reported to be outstanding as of October 31, 2007 by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 7, 2007.

     Sigma Capital Management and Mr. Cohen own directly no shares of Common Stock. Pursuant to an investment management agreement, Sigma Capital Management holds all investment and voting power with respect to securities held by Sigma Capital Associates. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of Sigma Capital Management and Mr. Cohen may be deemed to own beneficially 994,553 shares of Common Stock (constituting approximately 6.5% of the shares of Common Stock outstanding).

     (b) None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.

          (i) Sigma Capital Management has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 994,553 shares of Common Stock, constituting approximately 6.5%of such class of securities;

          (ii) Sigma Capital Associates has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 994,553 shares of Common Stock, constituting approximately 6.5%of such class of securities; and

          (iii) Steven A. Cohen has shared power to vote or direct the vote and shared power to dispose or direct the disposition of 994,553 shares of Common Stock, constituting approximately 6.5% of such class of securities.

     (c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons since the filing of the Original Schedule 13D is set forth in Schedule A hereto and is incorporated herein by reference. All of such transactions were effected in open market purchases through various brokerage entities on the NASDAQ.

     (d) No person other than Sigma Capital Management, Sigma Capital Associates and Steven A. Cohen is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by Sigma Capital Associates.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of Schedule 13D is hereby amended by the addition of the following information:

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swaps or other similar derivative transactions with one or more counterparties that are based upon the value of shares of Common Stock, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the shares of Common Stock, the relative value of shares of Common Stock in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which shares of Common Stock may be included, or a combination of any of the foregoing. In addition to the shares of Common Stock reported herein by the Reporting Persons, an affiliate of Reporting Persons, S.A.C. MultiQuant Fund, LLC currently has 768 shares on loan from a third party to cover an open short position in the same number of shares. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership in any securities that may be referenced in such contracts or that may be held from time to time by any counterparties to such contracts.

     In connection with the proposed combination among Clayton Acquisition Corporation ("New Esmark"), Esmark Incorporated, and the Issuer described in the Form 424(b)(3) filed with the Securities and Exchange Commission by New Esmark on October 30, 2007 (the "Prospectus"), Sigma Capital Associates caused its broker with respect to its shares of Common Stock, Goldman Sachs & Co., to submit the Election Form (as defined in the Prospectus) on November 15, 2007 with respect to 994,553 shares of Common Stock. Sigma Capital Associates elected, pursuant to the Election Form, to receive shares of New Esmark common stock or the right to receive, upon valid election and exercise of such right, $20.00 per share of Common Stock in cash (subject to the Put Exercise Cap (as defined in the Prospectus)).

Item 7.        Material to be filed as Exhibits.

1.  Schedule A - Trading History

                                   SIGNATURES


     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: November 19, 2007


                                               SIGMA CAPITAL MANAGEMENT, LLC


                                               By:  /s/ Peter Nussbaum
                                                    ----------------------------
                                                     Name:   Peter Nussbaum
                                                     Title:  Authorized Person


                                               SIGMA CAPITAL ASSOCIATES, LLC


                                               By:  /s/ Peter Nussbaum
                                                    ----------------------------
                                                     Name:   Peter Nussbaum
                                                     Title:  Authorized Person


                                               STEVEN A. COHEN


                                               By:  /s/ Peter Nussbaum
                                                    ----------------------------
                                                     Name:   Peter Nussbaum
                                                     Title:  Authorized Person

                                   Schedule A
                                   ----------

                TRADING HISTORY, WHEELING-PITTSBURGH CORPORATION

-------------- --------------------------------- ---------- --------------------

     Date                 Company Name             Amount    Price Per Share ($)
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      100             18.97
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      800             19.00
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      202             19.02
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      200             19.04
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      100             19.06
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      100             19.10
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      864             19.11
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      500             19.19
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      100             19.23
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC     14198            19.25
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      937             19.27
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      400             19.30
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      1799            19.31
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      5468            19.32
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      400             19.33
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      400             19.34
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      3500            19.35
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      800             19.36
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      300             19.37
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      4800            19.38
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      700             19.39
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      6221            19.40
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      600             19.41
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      1900            19.42
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      1800            19.43
-------------- --------------------------------- ---------- --------------------
  10/22/2007     Sigma Capital Associates, LLC      2811            19.44
-------------- --------------------------------- ---------- --------------------
  10/23/2007     Sigma Capital Associates, LLC      -270            19.85
-------------- --------------------------------- ---------- --------------------
  10/23/2007     Sigma Capital Associates, LLC      -957            19.90
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      100             19.42
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      181             19.43
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      319             19.45
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      300             19.46
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      300             19.47
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      400             19.49
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      900             19.50
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      100             19.53
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      100             19.54
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      800             19.56
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1162            19.57
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      900             19.58
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      800             19.60
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1000            19.61
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      2500            19.62
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      300             19.63
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1400            19.64
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      301             19.65
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1737            19.66
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1524            19.67
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      100             19.70
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      325             19.71
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1000            19.76
-------------- --------------------------------- ---------- --------------------

-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1100            19.77
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1000            19.79
-------------- --------------------------------- ---------- --------------------
  10/24/2007     Sigma Capital Associates, LLC      1351            19.80
-------------- --------------------------------- ---------- --------------------
  11/8/2007       S.A.C. MultiQuant Fund, LLC       -100            19.31
-------------- --------------------------------- ---------- --------------------
  11/8/2007       S.A.C. MultiQuant Fund, LLC       -100            19.32
-------------- --------------------------------- ---------- --------------------
  11/9/2007       S.A.C. MultiQuant Fund, LLC       -100            19.25
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       100             19.26
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -100            19.26
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -100            19.27
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -400            19.30
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -200            19.31
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -200            19.32
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -187            19.36
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -113            19.38
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -200            19.39
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -600            19.40
-------------- --------------------------------- ---------- --------------------
  11/12/2007      S.A.C. MultiQuant Fund, LLC       -100            19.45
-------------- --------------------------------- ---------- --------------------
  11/13/2007      S.A.C. MultiQuant Fund, LLC       100             19.13
-------------- --------------------------------- ---------- --------------------
  11/13/2007      S.A.C. MultiQuant Fund, LLC       200             19.27
-------------- --------------------------------- ---------- --------------------
  11/13/2007      S.A.C. MultiQuant Fund, LLC       100             19.30
-------------- --------------------------------- ---------- --------------------
  11/13/2007      S.A.C. MultiQuant Fund, LLC       100             19.32
-------------- --------------------------------- ---------- --------------------
  11/13/2007      S.A.C. MultiQuant Fund, LLC       100             19.34
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       500             19.26
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       100             19.34
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       200             19.35
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       100             19.36
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       191             19.37
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       109             19.38
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       300             19.39
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       -100            19.49
-------------- --------------------------------- ---------- --------------------
  11/14/2007      S.A.C. MultiQuant Fund, LLC       100             19.50
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.38
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -30             19.42
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -70             19.43
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -330            19.45
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -70             19.47
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -200            19.50
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.51
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.52
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.53
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.57
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.60
-------------- --------------------------------- ---------- --------------------
  11/15/2007      S.A.C. MultiQuant Fund, LLC       -100            19.61
-------------- --------------------------------- ---------- --------------------
  11/16/2007      S.A.C. MultiQuant Fund, LLC       100             19.01
-------------- --------------------------------- ---------- --------------------
  11/16/2007      S.A.C. MultiQuant Fund, LLC       100             19.17
-------------- --------------------------------- ---------- --------------------
  11/16/2007      S.A.C. MultiQuant Fund, LLC       100             19.22
-------------- --------------------------------- ---------- --------------------
  11/16/2007      S.A.C. MultiQuant Fund, LLC       100             19.35
-------------- --------------------------------- ---------- --------------------
  11/16/2007      S.A.C. MultiQuant Fund, LLC       -100            19.44
-------------- --------------------------------- ---------- --------------------
  11/16/2007      S.A.C. MultiQuant Fund, LLC       -100            19.48
-------------- --------------------------------- ---------- --------------------